UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38885

ORGANIGRAM GLOBAL INC.

(Translation of registrant’s name into English)

145 King Street West, Suite 1400

Toronto, Ontario ,Canada M5H 1J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated February 23, 2026

99.2	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM GLOBAL INC.

/s/ Greg Guyatt
Greg Guyatt
Chief Financial Officer

Date: March 9, 2026